UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on April 05, 2006

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

Back to Contents

Free translation

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Santiago, April 5, 2006

Mr. Alberto Etchegaray de la Cerda.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Essential Issue

Dear Mr. Superintendent.

     We hereby inform you that Sociedad Química y Minera de Chile S.A. (“SQM”) has closed today an offering pursuant to Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended, of U.S.$200 million with an annual interest rate of 6.125%. The interests will be paid in semester form and the capital will be paid in a single quota during April, 2016. This amount will be used by SQM to refinance existing indebtedness at maturity in September 2006

     We inform you the above as complement of the exposed in our essential issue letter of March 29 of this year and, as Essential Issue in compliance with articles 9 and 10 of Law Number18.045. Additionally, also in compliance with the indications set forth in the Rule of General Character Number 30 that was issued on November 10, 1989.

We remain at your disposal to clarify any additional aspects that you may deem relevant in relation to the above.

Yours truly,

Sociedad Química y Minera de Chile S.A.
Conf: /s/ Patricio Contesse G.
Patricio Contesse G.
Chief Executive Officer

Cc:	Santiago Stock Exchange
Brokers Stock Exchange
Electronic Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
The Bank of New York

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 425 2485 Fax: (56 2) 425 2493 www.sqm.com

2

Back to Contents

ESSENTIAL ISSUE FORMULARY

BOND ISSUANCE ON ABROAD

1.0	ISSUER IDENTIFICATION
	1.1	Name:	Sociedad Química y Minera de Chile S.A.

	1.2	Business Name:	SQM S.A.

	1.3	ID Number:	93.007.000-9

	1.4	Registration No.:	0184

	1.5	Address:	El Trovador No.4285, 6th floor, Las Condes, Santiago

	1.6	Telephone:	4252000

	1.7	Activities and businesses: MINING COMPANY. PRODUCER AND DISTRIBUTOR OF SPECIALTY PLANT NUTRIENTS, IODINE, LITHIUM CARBONATE AND OTHER PRODUCTS AND BY-PRODUCTS.

2.0	THIS COMUNUCATION IS in compliance with articles 9 and 10 of Law Number18.045, AND IS AN ESSENTIAL ISSUE RELATED TO The SOCIETY, ITS Businesses, and / or its public offerings.

3.0	ISSUANCE CHARACTERISTICS:

	3.1	Currency:	Dollars of the United States of America

	3.2	Total amount of the issuance:	200,000,000 (two hundred millions)

	3.3	Bearer / nominative:	Bearer

	3.4	Series:	Unique
		3.4.1 Amount of the series:	200,000,000
		3.4.2 No. of bonds:	200,000

		3.4.3 Nominal value bond:	1,000

		3.4.4 Type readjusts:	None

		3.4.5 Interest rate:	6.125%

		3.4.6 Date of issuance:	April 5, 2006

3.4.7 For each series complete the following table:

Back to Contents

		No. Interest payment	No. Amortiz. payment	Date	Interest	Amortization	Total Payment	Capital Balance

		1		10-15-2006	6,125,000		6,125,000	200,000,000
		2		04-15-2007	6,125,000		6,125,000	200,000,000
		3		10-15-2007	6,125,000		6,125,000	200,000,000
		4		04-15-2008	6,125,000		6,125,000	200,000,000
		5		10-15-2008	6,125,000		6,125,000	200,000,000
		6		04-15-2009	6,125,000		6,125,000	200,000,000
		7		10-15-2009	6,125,000		6,125,000	200,000,000
		8		04-15-2010	6,125,000		6,125,000	200,000,000
		9		10-15-2010	6,125,000		6,125,000	200,000,000
		10		04-15-2011	6,125,000		6,125,000	200,000,000
		11		10-15-2011	6,125,000		6,125,000	200,000,000
		12		04-15-2012	6,125,000		6,125,000	200,000,000
		13		10-15-2012	6,125,000		6,125,000	200,000,000
		14		04-15-2013	6,125,000		6,125,000	200,000,000
		15		10-15-2013	6,125,000		6,125,000	200,000,000
		16		04-15-2014	6,125,000		6,125,000	200,000,000
		17		10-15-2014	6,125,000		6,125,000	200,000,000
		18		04-15-2015	6,125,000		6,125,000	200,000,000
		19		10-15-2015	6,125,000		6,125,000	200,000,000
		20	1	04-15-2016	6,125,000	200,000,000	206,125,000	200,000,000
	3.5	Guarantees:
				Yes		NO
		3.5.1	Type and amounts of the guarantees: N/A

	3.6	Extraordinary Amortization:
				YES		NO

		3.6.1	Procedures and dates: At any time

4.0	OFFERING			Public		Private

5.0	Country of Placement

	5.1	Name:			United States of America

	5.2	Norms to obtain authorization to carry out the transaction:

		Rule 144 To and Regulation S of the U.S. Securities Act of 1933 of the United States of America

Back to Contents

6.0	INFORMATION THAT IT WILL PROVIDE

	6.1	To future bond holder:

Quarterly and annual financial statements

	6.2	To futures rmandataries of bond holders:

Quarterly and annual financial statements

7.0	ISSUANCE CONTRACT

	7.1	General characteristics:

Term is 10 years with a single amortization of capital at maturity and with quotas of semester interests

	7.2	Rights and obligations of the bond holders:

Standard for the industry

8.0	OTHER IMPORTANT ANTECEDENTS

Not applicable

LIABILITY STATEMENT

The preceding information adjusts to the reality

Signature:

Name: Patricio Contesse G.

ID: 6.356.264-5

Position: Chief Executive Officer

Back to Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:      /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer &
Business Development SVP

Date: April 06, 2006